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EXHIBIT 99-4

Consent of GLJ Petroleum Consultants Ltd.

LETTER OF CONSENT

TO:	Suncor Energy Inc.
The Securities and Exchange Commission
The Securities Regulatory Authorities of Each of the Provinces and Territories of Canada

Dear Sirs

Re:    Suncor Energy Inc.

We refer to the following reports (the "Reports") prepared by GLJ Petroleum Consultants Ltd. ("GLJ"):

  •
  Reserves Assessment and Evaluation of In Situ Oil Sands Properties — Summary dated February 23, 2018; and

  •
  Reserves Assessment and Evaluation of Oil Sands Mining Properties — Summary dated February 23, 2018,

which provide GLJ's reports on proved and probable reserves evaluations of Suncor Energy Inc.'s Canadian mining and in-situ leases that were evaluated as at December 31, 2017.

We hereby consent to being named and to the use of, reference to and excerpts and information derived from the said Reports by Suncor Energy Inc. in its:

  1.
  Annual Report on Form 40-F for the year ended December 31, 2017 (the "Form 40-F") and the incorporation by reference in the registration statements on Form S-8 (File No. 333-87604), Form S-8 (File No. 333-112234), Form S-8 (File No. 333-118648), Form S-8 (File No. 333-124415), Form S-8 (File No. 333-149532), Form S-8 (File No. 333-161021), Form S-8 (File No. 333-161029) and Form F-10 (File No. 333-212212) of Suncor Energy Inc., of our Reports;

  2.
  Annual Report for the year ended December 31, 2017 (the "Annual Report") to be filed with the securities regulatory authorities of each of the provinces and territories of Canada; and

  3.
  Annual Information Form dated March 1, 2018 (the "AIF"), which is incorporated by reference into the following prospectuses (collectively, the "Prospectuses"): (i) the short form base shelf prospectus of Suncor dated June 29, 2016 relating to the sale and issue of debt securities, common shares, preferred shares, subscription receipts, warrants, units, share purchase contracts and share purchase units from time to time in the aggregate principal amount of U.S. $3,000,000,000, and (ii) the short form base shelf prospectus of Suncor dated June 29, 2016 relating to the sale and issue of Series 5 medium term notes, from time to time, in the aggregate principal amount of up to CDN $3,000,000,000.

We have read the Form 40-F, Annual Report, AIF and Prospectuses and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from our Reports or that are within our knowledge as a result of the services which we performed in connection with the Reports.

Yours very truly,
GLJ PETROLEUM CONSULTANTS LTD.
"Caralyn P. Bennett"
Caralyn P. Bennett, P. Eng. Executive Vice-President, Chief Strategy Officer

Dated: March 1, 2018
Calgary, Alberta, Canada

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  EXHIBIT 99-4
Consent of GLJ Petroleum Consultants Ltd.
LETTER OF CONSENT